

February 25, 2014

Via E-mail
Andrew J. Cozby
Vice President and Chief Financial Officer
Memorial Production Partners LP
1301 McKinney, Suite 2100
Houston, TX 77010

> **Re:** **Memorial Production Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 1-35364**

Dear Mr. Cozby:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 8-K Filed October 1, 2013

Exhibit 99.3

Notes to Supplemental Consolidated and Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

1. We have considered your response to comment 3 in our letter dated January 22, 2014. In addition to your proposed presentation, please amend your filing to add disclosure, where appropriate, that would include a supplemental earnings per unit to reflect what earnings per unit would have been if it had been restated to include all the earnings of the entities it now owns for all periods presented.

You may contact Svitlana Sweat at (202) 551-3326 or Jennifer O'Brien, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
        John Goodgame
        Akin Gump Strauss Hauer & Feld LLP